Exhibit 99.1

Verastem Oncology Reports Second Quarter 2019 Financial Results and Highlights Recent Company Progress

Company Reports $3.0 Million in Net Product Revenues from COPIKTRA®;  Raises Product Revenue Guidance for 2019

Cash, Cash Equivalents and Short-Term Investments of $187.3 Million as of June 30, 2019

Company to Host Conference Call Today at 4:30 PM ET

BOSTON, MA – Aug 1, 2019  – Verastem, Inc. (Nasdaq: VSTM), operating as Verastem Oncology (or “the Company”), focused on developing and commercializing medicines seeking to improve the survival and quality of life of cancer patients, today reported financial results for the three months ended June 30, 2019, and provided an overview of recent accomplishments and clinical development progress for duvelisib (COPIKTRA®).

“With the third full quarter of the COPIKTRA launch now complete, including the first full quarter of the follicular lymphoma (FL) marketing campaign, net sales are up 81% quarter-over-quarter.” said Dan Paterson, President and Chief Operating Officer of Verastem Oncology.  “We have begun to see early signs that our physician education efforts are having an impact and overcoming the historical misperceptions that surround PI3K inhibitors, namely through strong key opinion leader engagement, increased podium presentations and numerous new requests for investigator-sponsored research.    Overall, we are encouraged by the breadth of reach the commercial team is achieving with hematologic oncologists and we look forward to building on this strong momentum for the remainder of 2019.”

Key Second Quarter 2019 and Recent Accomplishments:

Corporate and Financial

•

Brian Stuglik Appointed Chief Executive Officer and Other Leadership Changes – In July, Verastem Oncology announced the appointment of Brian Stuglik as Chief Executive Officer.  Mr. Stuglik, who has served as a member of the Company’s Board of Directors since September 2017, succeeds Robert Forrester who stepped down in June 2019.  Other leadership changes include Dan Paterson, the Company’s Chief Operating Officer, assuming the role of President and Chief Operating Officer and Rob Gagnon, the Company’s Chief Financial Officer, appointed to Chief Business and Financial Officer.

•

Signed Exclusive License Agreement with Sanofi for the Development and Commercialization of Duvelisib in Select Eurasian Territories – In July 2019, the Company announced its entry into an exclusive license agreement with Sanofi, under which Verastem Oncology granted exclusive rights to Sanofi to develop and commercialize products containing COPIKTRA in Russia and CIS,  Turkey, the Middle East and Africa.  Under the terms of the agreement, Verastem Oncology will receive an upfront payment of $5 million (USD) and is eligible to receive aggregate payments of up to $42 million if certain development and sales milestones are successfully achieved, plus double-digit percentage royalties based on future net sales of COPIKTRA in the licensed territories.  In exchange, Sanofi received exclusive rights to develop and commercialize COPIKTRA and hold the marketing authorization and product license for COPIKTRA in the licensed territories.  Additionally, Sanofi will have the right to collaborate with Verastem Oncology on certain global development and clinical trial activities.

COPIKTRA (duvelisib)

•

Ongoing Commercialization of COPIKTRA in the United States (U.S.) – Verastem Oncology continued the ongoing launch of COPIKTRA, an oral inhibitor of phosphoinositide 3-kinase (PI3K), and the first approved dual inhibitor of PI3K-delta and PI3K-gamma, in the U.S. for the treatment of adult patients with relapsed or refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) after at least two prior therapies or relapsed or refractory FL after at least two prior systemic therapies.  Accelerated approval in FL was based on overall response rate and continued approval may be contingent upon confirmatory trials, the first of which is expected to start in 2019.  During the second quarter of 2019, the number of prescribing physicians increased by over 50% and the Company has now achieved reimbursement coverage for COPIKTRA with virtually all the targeted insurance plans.  COPIKTRA contains a BOXED WARNING and Verastem Oncology has implemented a Risk Evaluation and Mitigation Strategy to provide appropriate dosing and safety information to better support physicians in managing their patients on COPIKTRA.

•

Presented COPIKTRA Data at the American Society of Clinical Oncology (ASCO) 2019 Annual Meeting – In early June, an abstract was presented at ASCO 2019 that highlighted dose modification data from the Phase 3 DUO study evaluating COPIKTRA in patients with relapsed or refractory CLL after at least two prior therapies.  This is the same indication for which COPIKTRA received approval from the FDA in September 2018.  These new data demonstrated that dose modifications of COPIKTRA may be used to effectively manage treatment-emergent adverse events, while allowing patients to remain on therapy.  Specifically, the data suggest that dosing interruptions of a median of 15 days resulted in similar response rates and progression-free survival to the 16.4 months shown in the COPIKTRA label.  The data also showed that when adverse events of special interest (AESIs) occur, they tend to appear in the first few months of treatment, followed by a proportionate decrease in the number of patients experiencing AESIs.

•

Presented COPIKTRA Data at the European Hematology Association (EHA) 2019 Annual Meeting – In June,  two posters were presented at EHA 2019.  The first poster described results from a post-hoc analysis evaluating the effect of COPIKTRA on lymphocytosis in patients with relapsed or refractory CLL/SLL from the Phase 3 DUO study.  In this analysis, treatment with COPIKTRA rapidly increased lymphocytes and resulted in shrinkage of lymph nodes, with 86% of patients achieving a lymph node response.  The data were similar in high-risk patients.  COPIKTRA also resulted in resolution of lymphocytosis at up to 21 weeks.  The other poster was an encore presentation of the COPIKTRA dose modification data from ASCO 2019.

•

Presented Supportive Duvelisib Data in Relapsed or Refractory PTCL at the 15th International Congress on Malignant Lymphoma (ICML) – In June, Dr. Steven Horwitz, MD, Memorial Sloan Kettering Cancer Center, and lead investigator of the Company’s ongoing Phase 2 PRIMO study, gave an oral presentation highlighting supportive data from two Phase 1 clinical studies evaluating duvelisib in patients with relapsed or refractory PTCL.  Across both studies, patients treated with duvelisib demonstrated preliminary, but compelling clinical activity, including a positive trend in response rates.  The preliminary safety profile of duvelisib in patients with relapsed or refractory PTCL was considered reasonable and consistent with prior studies.  The goal of the ongoing Phase 2 PRIMO study is to provide guidance on a duvelisib monotherapy dosing regimen in patients with relapsed or refractory PTCL and to further characterize its efficacy and tolerability in this population.

Other abstracts presented at ICML included an analysis of efficacy and safety of duvelisib compared to ofatumumab from the Phase 3 DUO study in patients with relapsed or refractory CLL/SLL after ≥2 prior therapies, characterization of duvelisib in patients with refractory marginal zone lymphoma from the Phase 2 DYNAMO study, and an overview of preclinical data showing the potential of duvelisib in mantle cell lymphoma.

Second Quarter 2019 Financial Results

Net product revenue for the three months ended June 30, 2019 (2019 Quarter) was $3.0 million, which reflects the third full quarter of recorded sales for COPIKTRA.  The Company did not have any product revenue for the three months ended June 30, 2018  (2018 Quarter) as the FDA approved COPIKTRA on September 24, 2018.  License and collaboration revenue for the 2019 Quarter was $0.1 million, compared to $10.0 million for the 2018 Quarter. The 2018 Quarter included license revenue of $10.0 million, related to the upfront payment received in connection with the license and collaboration agreement with Yakult in June 2018.

Research and development (R&D) expense for the 2019 Quarter was $11.3 million, compared to $12.4 million for the 2018 Quarter.  The decrease of $1.1 million, or 8%, was primarily related to a decrease in consulting fees as a result of activities to file a New Drug Application for COPIKTRA in the 2018 Quarter and lower R&D costs associated with the development of COPIKTRA as a result of site closures in the Company’s Phase 3 DUO and Phase 2 DYNAMO studies throughout 2018 and 2019 as patients continued to complete treatment.  All of these lower costs were partially offset by an increase in costs related to the Company’s Phase 2 PRIMO study for the treatment of patients with relapsed or refractory PTCL.

Selling, general and administrative expense for the 2019 Quarter was $29.3 million, compared to $15.8 million for the 2018 Quarter.  The increase of $13.5 million, or 85%, was primarily due to higher personnel and related costs, as well as promotional and consulting costs in support of the launch of COPIKTRA which includes executive and non-executive separation costs, debt advisory and other costs of $2.7 million.

Net loss for the 2019 Quarter was $42.2 million, or $0.57 per share (basic and diluted), compared to $18.4 million, or $0.30 per share (basic and diluted), for the 2018 Quarter.

For the 2019 Quarter, non-GAAP adjusted net loss was $35.7 million, or $0.48 per share, compared to non-GAAP adjusted net loss of $16.7 million, or $0.27 per share, for the 2018 Quarter. Please refer to the GAAP to Non-GAAP Reconciliation attached to this press release.

As of June 30, 2019, Verastem Oncology had cash, cash equivalents and short-term investments of $187.3 million.

Financial Guidance for Fiscal 2019

Verastem Oncology is raising its full-year guidance for net product revenue of COPIKTRA. The Company now expects net product revenue of COPIKTRA to be in the range of $12-14 million, higher than the previous estimate of $10-12 million. This guidance is based on product revenue to date, current run rates and near-term expectations.

Conference Call and Webcast Information

The Verastem Oncology management team will host a conference call and webcast today, Thursday, August 1, 2019, at 4:30 PM (ET).  The call can be accessed by dialing (877)  341-5660 (U.S. and Canada) or (315)  625-3226 (international), five minutes prior to the start of the call and providing the passcode 6256817.

The live, listen-only webcast of the conference call can be accessed by visiting the investors section of the Company's website at www.verastem.com.  A replay of the webcast will be archived on the Company's website for 90 days following the call.

About Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma

Chronic lymphocytic leukemia (CLL) and small lymphocytic lymphoma (SLL) are cancers that affect lymphocytes and are essentially the same disease, with the only difference being the location where the cancer primarily occurs. When most of the cancer cells are located in the bloodstream and the bone marrow, the disease is referred to as CLL, although the lymph nodes and spleen are often involved. When the cancer cells are located mostly in the lymph nodes, the disease is called SLL. The symptoms of CLL/SLL include a tender, swollen abdomen and feeling full even after eating only a small amount. Other symptoms can include fatigue, shortness of breath, anemia, bruising easily, night sweats, weight loss, and frequent infections. However, many patients with CLL/SLL will live for years without symptoms.  In 2018, there were approximately 200,000 patients in the United States affected by CLL/SLL with nearly 20,000 new diagnoses. While there are therapies currently available, real-world data reveals that a significant number of patients either relapse following treatment, become refractory to current agents, or are unable to tolerate treatment, representing a significant medical need. The potential of additional oral agents, particularly as a monotherapy that can be used in the general community physician’s armamentarium, may hold significant value in the treatment of patients with CLL/SLL.

About Follicular Lymphoma

Follicular lymphoma (FL) is typically a slow-growing or indolent form of non-Hodgkin lymphoma (NHL) that arises from B-lymphocytes, making it a B-cell lymphoma.  In 2018, this lymphoma subtype accounted for 20 to 30 percent of all NHL cases, with more than 140,000 people in the United States with FL and more than 13,000 newly diagnosed patients. Common symptoms of FL include enlargement of the lymph nodes in the neck, underarms, abdomen, or groin, as well as fatigue, shortness of breath, night sweats, and weight loss. Often, patients with FL have no obvious symptoms of the disease at diagnosis. Follicular lymphoma is usually not considered to be curable, but more of a chronic disease, with patients living for many years with this form of lymphoma. The potential of additional oral agents, particularly as a monotherapy that can be used in the general community physician’s armamentarium, may hold significant value in the treatment of patients with FL.

About Peripheral T-Cell Lymphoma

Peripheral T-cell lymphoma (PTCL) is a rare, aggressive type of non-Hodgkin lymphoma (NHL) that develops in mature white blood cells called “T cells” and “natural killer (NK) cells”1 which circulate with the lymphatic system.2 PTCL accounts for between 10-15% of all non-Hodgkin lymphomas (NHLs) and generally affects people aged 60 years and older.1 Although there are many different subtypes of peripheral T-cell lymphoma, they often present in a similar way, with widespread, enlarged, painless lymph nodes in the neck, armpit or groin.2 There is currently no established standard of care for patients with relapsed or refractory disease.1

About COPIKTRA™ (duvelisib)

COPIKTRA is an oral inhibitor of phosphoinositide 3-kinase (PI3K), and the first approved dual inhibitor of PI3K-delta and PI3K-gamma, two enzymes known to help support the growth and survival of malignant B-cells. PI3K signaling may lead to the proliferation of malignant B-cells and is thought to play a role in the formation and maintenance of the supportive tumor microenvironment.3,4,5 COPIKTRA is indicated for the treatment of adult patients with relapsed or refractory chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) after at least two prior therapies and relapsed or refractory follicular lymphoma (FL) after at least two prior systemic therapies. COPIKTRA is also being developed by Verastem Oncology for the treatment of peripheral T-cell lymphoma (PTCL), for which it has received Fast Track status, and is being investigated in combination with other agents through investigator-sponsored studies.6 For more information on COPIKTRA, please visit www.COPIKTRA.com. Information about duvelisib clinical trials can be found on www.clinicaltrials.gov.

About Verastem Oncology

Verastem Oncology (Nasdaq: VSTM) is a commercial biopharmaceutical company committed to the development and commercialization of medicines to improve the lives of patients diagnosed with cancer. We are driven by the strength, tenacity and courage of those battling cancer – single-minded in our resolve to deliver new therapies that not only keep cancer at bay but improve the lives of patients diagnosed with cancer. Because for us, it’s personal.

Our first FDA approved product is now available for the treatment of patients with certain types of indolent non-Hodgkin’s lymphoma (iNHL). Our pipeline comprises product candidates that seek to treat cancer by modulating the local tumor microenvironment. For more information, please visit www.verastem.com.

COPIKTRA™ (duvelisib)  – Select Important Safety Information

WARNING: FATAL AND SERIOUS TOXICITIES: INFECTIONS, DIARRHEA OR COLITIS, CUTANEOUS REACTIONS, and PNEUMONITIS

See full prescribing information for complete boxed warning.

•	Fatal and/or serious infections occurred in 31% of COPIKTRA-treated patients. Monitor for signs and symptoms of infection. Withhold COPIKTRA if infection is suspected.
•	Fatal and/or serious diarrhea or colitis occurred in 18% of COPIKTRA-treated patients. Monitor for the development of severe diarrhea or colitis. Withhold COPIKTRA.
•	Fatal and/or serious cutaneous reactions occurred in 5% of COPIKTRA-treated patients. Withhold COPIKTRA.

•	Fatal and/or serious pneumonitis occurred in 5% of COPIKTRA-treated patients. Monitor for pulmonary symptoms and interstitial infiltrates. Withhold COPIKTRA.

WARNINGS AND PRECAUTIONS

•	Hepatotoxicity: Monitor hepatic function.
•	Neutropenia: Monitor blood counts.
•	Embryo-Fetal toxicity: COPIKTRA can cause fetal harm. Advise patients of potential risk to a fetus and to use effective contraception.

ADVERSE REACTIONS: The most common adverse reactions (> 20%) are diarrhea or colitis, neutropenia, rash, fatigue, pyrexia, cough, nausea, upper respiratory infection, pneumonia, musculoskeletal pain, and anemia.

To report SUSPECTED ADVERSE REACTIONS, contact Verastem, Inc. (Verastem) at 877-7RXVSTM or 1-877-779-8786, or U.S. Food and Drug Administration (FDA) at 1-800-FDA-1088 or www.fda.gov/medwatch.

DRUG INTERACTIONS

•	CYP3A inducers: Avoid co-administration with strong CYP3A inducers.
•

CYP3A inhibitors: Monitor for COPIKTRA toxicities when co-administered with strong or moderate CYP3A inhibitors. Reduce COPIKTRA dose to 15 mg twice daily when co-administered with strong CYP3A4 inhibitors.

•	CYP3A substrates: Monitor for signs of toxicities when co-administering COPIKTRA with sensitive CYP3A substrates.

See full Prescribing Information for complete Boxed Warning and other important safety information.

Use of Non-GAAP Financial Measures

To supplement Verastem Oncology’s condensed consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), the Company uses the following non-GAAP financial measures in this press release: non-GAAP adjusted net loss and non-GAAP net loss per share. These non-GAAP financial measures exclude certain amounts or expenses from the corresponding financial measures determined in accordance with GAAP. Management believes this non-GAAP information is useful for investors, taken in conjunction with the Company’s GAAP financial statements, because it provides greater transparency and period-over-period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. Management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of the Company’s operating results as reported under GAAP, not in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with GAAP. In addition, these non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. The determination of the amounts that are excluded from non-GAAP financial measures is a matter of management judgment and depends upon, among other factors, the nature of the underlying expense or income amounts. Reconciliations between these non-GAAP financial measures and the most comparable GAAP financial measures for the three and six months ended June 30, 2019 and 2018 are included in the tables accompanying this press release after the unaudited condensed consolidated financial statements.

Forward looking statements notice

This press release and the commentary in the conference call to be held today each include forward-looking statements about Verastem Oncology’s strategy, future plans and prospects, including statements regarding the development and activity of Verastem Oncology’s lead product COPIKTRA, and Verastem Oncology’s PI3K program generally, its commercialization of COPIKTRA, the potential commercial success of COPIKTRA, including financial guidance and patient population estimates, the anticipated adoption of COPIKTRA by patients and physicians, the structure of its planned and pending clinical trials and the timeline and indications for clinical development, regulatory submissions and commercialization activities. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement.

Applicable risks and uncertainties include the risks and uncertainties, among other things, regarding: the commercial success of COPIKTRA in the United States; physician and patient adoption of COPIKTRA, including those related to the safety and efficacy of COPIKTRA; the uncertainties inherent in research and development of COPIKTRA, such as negative or unexpected results of clinical trials; whether and when any applications for COPIKTRA may be filed with regulatory authorities in any other jurisdictions; whether and when regulatory authorities in any other jurisdictions may approve any such other applications that may be filed for COPIKTRA, which will depend on the assessment by such regulatory authorities of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted and, if approved, whether COPIKTRA will be commercially successful in such jurisdictions; our ability to obtain, maintain and enforce patent and other intellectual property protection for COPIKTRA and our other product candidates; the scope, timing, and outcome of any legal proceedings; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of COPIKTRA; the fact that regulatory authorities in the U.S. or other jurisdictions, if approved, could withdraw approval; whether preclinical testing of our product candidates and preliminary or interim data from clinical trials will be predictive of the results or success of ongoing or later clinical trials; that the timing, scope and rate of reimbursement for our product candidates is uncertain; that third-party payors (including government agencies) may not reimburse for COPIKTRA; that there may be competitive developments affecting our product candidates; that data may not be available when expected; that enrollment of clinical trials may take longer than expected; that COPIKTRA or our other product candidates will cause unexpected safety events, experience manufacturing or supply interruptions or failures, or result in unmanageable safety profiles as compared to their levels of efficacy; that COPIKTRA will be ineffective at treating patients with lymphoid malignancies; that we will be unable to successfully initiate or complete the clinical development and eventual commercialization of our product candidates; that the development and commercialization of our product candidates will take longer or cost more than planned; that we may not have sufficient cash to fund our contemplated operations; that we, CSPC Pharmaceutical Group, Yakult Honsha Co., Ltd., Sanofi or Infinity Pharmaceuticals, Inc. will fail to fully perform under the duvelisib license agreements; that we may be unable to make additional draws under our debt facility or obtain adequate financing in the future through product licensing, co-promotional arrangements, public or private equity, debt financing or otherwise; that we will not pursue or submit regulatory filings for our product candidates, including for duvelisib in patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) or indolent non-Hodgkin lymphoma (iNHL) in other jurisdictions; and that our product candidates will not receive regulatory approval, become commercially successful products, or result in new treatment options being offered to patients.

Other risks and uncertainties include those identified under the heading "Risk Factors" in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 as filed with the SEC on March 12, 2019 and in any subsequent filings with the SEC. The forward-looking statements contained in this press release reflect Verastem Oncology’s views as of the date hereof, and the Company does not assume and specifically disclaims any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

References

1 The Leukemia & Lymphoma Society. Peripheral T-Cell Lymphoma Facts. July 2014.

2 Leukemia Foundation. http://www.leukaemia.org.au/blood-cancers/lymphomas/non-hodgkin-lymphoma-nhl/peripheral-t-cell-lymphoma

3 Winkler D.G., Faia K.L., DiNitto J.P. et al. PI3K-delta and PI3K-gamma inhibition by IPI-145 abrogates immune responses and suppresses activity in autoimmune and inflammatory disease models. Chem Biol 2013; 20:1-11.

4 Reif K et al. Cutting Edge: Differential Roles for Phosphoinositide 3 kinases, p110-gamma and p110-delta, in lymphocyte chemotaxis and homing. J Immunol 2004:173:2236-2240.

5 Schmid M et al. Receptor Tyrosine Kinases and TLR/IL1Rs Unexpectedly activate myeloid cell PI3K, a single convergent point promoting tumor inflammation and progression. Cancer Cell 2011; 19:715-727.

6 www.clinicaltrials.gov, NCT03372057

Contacts

Investors:

John Doyle

Vice President, Investor Relations & Finance

+1 781-469-1546

jdoyle@verastem.com

Media:

Lisa Buffington

Corporate Communications

+1 781-292-4205

lbuffington@verastem.com

Verastem, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

	June 30,	December 31,
	2019	2018

Cash, cash equivalents and investments	$187,253	$249,653
Accounts receivable, net	1,389	306
Inventory	294	327
Prepaid expenses and other current assets	3,410	2,973
Property and equipment, net	1,149	1,369
Intangible assets, net	20,793	21,577
Right-of-use asset, net	3,225	—
Other assets	1,028	1,031
Total assets	$218,541	$277,236

Current Liabilities	$31,204	$37,077
Long-term debt	34,673	19,506
Convertible senior notes	99,163	95,231
Lease Liability, long-term	3,694	—
Other liabilities	500	1,123
Stockholders’ equity	49,307	124,299
Total liabilities and stockholders’ equity	$218,541	$277,236

Verastem, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Revenue:
Product revenue, net	$3,019	$—	$4,690	$—
License and collaboration revenue	117	10,000	117	10,000
Total revenue	3,136	10,000	4,807	10,000
Operating expenses:
Cost of sales - product	377	—	534	—
Cost of sales - intangible amortization	392	—	785	—
Research and development	11,346	12,381	21,103	23,315
Selling, general and administrative	29,298	15,813	55,331	25,640
Total operating expenses	41,413	28,194	77,753	48,955
Loss from operations	(38,277)	(18,194)	(72,946)	(38,955)
Interest income	1,268	343	2,765	534
Interest expense	(5,185)	(516)	(10,115)	(996)
Net loss	$(42,194)	$(18,367)	$(80,296)	$(39,417)
Net loss per share—basic and diluted	$(0.57)	$(0.30)	$(1.09)	$(0.70)
Weighted average common shares outstanding used in computing net loss per share—basic and diluted	73,877	61,256	73,865	56,074

Verastem, Inc.

Reconciliation of GAAP to Non-GAAP Financial Information

(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net Loss Reconciliation
Net Loss (GAAP basis)	$(42,194)	$(18,367)	$(80,296)	$(39,417)
Adjust:
Amortization of acquired intangible asset	393	—	785	—
Stock-based compensation expense	3,065	1,539	5,313	2,867
Non-cash interest, net	1,207	95	2,815	178
Severance and Other	1,780	—	1,780	—
Adjusted Net Loss (non-GAAP basis)	$(35,749)	$(16,733)	$(69,603)	$(36,372)

Reconciliation of Net Loss Per Share
Net Loss per share – diluted (GAAP Basis)	(0.57)	(0.30)	(1.09)	(0.70)
Adjust per diluted share:
Amortization of acquired intangible asset	0.01	—	0.01	—
Stock-based compensation expense	0.04	0.03	0.07	0.05
Non-cash interest, net	0.02	0.00	0.04	0.00
Severance and Other	0.02	—	0.02	—
Adjusted Net Loss per share – diluted (non-GAAP Basis)	$(0.48)	$(0.27)	$(0.94)	$(0.65)
Weighted average common shares outstanding used in computing net loss per share—diluted	73,877	61,256	73,865	56,074